MANAGEMENT'S DISCUSSION & ANALYSIS

JUNE 30, 2020

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three and six months ended June 30, 2020. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019, and the related notes contained therein which have been prepared under International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2019 and 2018, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by the IASB. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2019 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in Canadian dollars, and tabular amounts are stated in thousands of Canadian dollars except for per share amounts, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is August 11, 2020. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, the impact of the COVID-19 pandemic on operations, future financings and Company share price and on the timing and completion of exploration programs, technical reports and studies, including the Company's feasibility study on the Las Chispas property scheduled for Q4, 2020, the success of exploration and development activities and mining operations, the timing of construction and mine operation activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals.  Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, volatility in the price of silver and gold, discrepancies between actual estimated production, mineral resources and metallurgical recovery, mining operational and development risks, regulatory restrictions, activities by governmental authorities and changes in legislation, community relations, the speculative nature of mineral exploration, the global economic climate, loss of key employees, additional funding requirements and defective title to mineral claims or property and the ultimate impact of the COVID-19 pandemic on operations.  While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the United States Securities and Exchange Commission ("SEC") Industry Guide 7 under the United States Securities Act of 1933, as amended, and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to Industry Guide 7. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The quantity and grade or quality of Inferred Mineral Resources are estimated on the basis of limited geological evidence and sampling, and geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Although it is reasonably expected that majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration, readers are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into mineral reserves recognized under NI 43-101 or SEC Industry Guide 7. Under Canadian rules, Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in any publicly disclosed pre-feasibility or feasibility studies and can only be used in economic studies as provided under NI 43-101. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7.

COVID-19

The Company's business could be adversely affected by the effects of the recent outbreak of respiratory illness caused by COVID-19. Since early March 2020, several significant measures have been implemented in Canada, Mexico and the rest of the world by authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill programs, construction plans, ongoing feasibility study and other factors that depend on future developments beyond the Company's control. In addition, the significant outbreak of this contagious disease has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in a potential economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to further raise capital. The Company continues to operate its business and move its Las Chispas property forward under strict COVID-19 protocols, including the use of a fully confined camp at Las Chispas and adjustment of exploration and development work schedules as necessary. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on the Company's exploration and development activities, including the impact on timing of its planned feasibility study, cannot be reasonably estimated at this time.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

1. DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating silver/gold mines in the Americas.

At June 30, 2020, the Company had a total of four Mexican exploration properties located in Sonora, Mexico. The Company's current focus is the Las Chispas Property (or the "Property"), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property is in a prolific mining area with nearby precious metal producers and consists of 28 concessions totaling approximately 1,400 hectares. The Company has now identified 43 epithermal veins on the Property. Only 10 of these 43 veins were included in the preliminary economic assessment technical report entitled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico", effective May 15, 2019, as amended and dated July 19, 2019 (the "PEA"), available on SEDAR (www.sedar.com) or the Company's website (www.silvercrestmetals.com). It is anticipated that between 15 to 20 of the 43 veins will be incorporated into the resource and reserve estimation for the feasibility study scheduled for completion during Q4, 2020, subject to potential further interruptions due to the COVID-19 pandemic.

The 43 veins identified on the Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide (true width). Veins consist of quartz with calcite veining, stockwork, and or breccia. The in-situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold and contains minor base metals. High-grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High-grade discoveries are being made on faulted extensions of unmined veins and down plunge high-grade extensions away from historic workings. To the Company's knowledge, all discoveries to date had not been drill-tested until SilverCrest initiated its program in 2016.

Details of the Company's other properties are available in the AIF and on the Company's website, www.silvercrestmetals.com.

2. HIGHLIGHTS

The Company's key events and highlights from January 1, 2020 to the date of this MD&A, include the following:

Las Chispas Project Exploration Program

COVID-19 Update

The Company continues to adjust to the unprecedented COVID-19 conditions. At Las Chispas, the Company constructed a fully confined temporary camp with a capacity for 160 essential persons to continue exploration, underground development and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus. Camp expansion is planned, over the next several months, to house up to 500 essential persons in order to undertake increased construction activities. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced. As of June 30, 2020, the Company incurred $328,220 of expenditures related to COVID-19, the majority of which was for the construction and operation of the fully confined camp at Las Chispas and for providing assistance with medical needs in the local communities.

Exploration Update

During H1, 2020, the Company completed approximately 97,700 metres of infill and expansion drilling (66% in-fill and 34% expansion). Target budgeted drilling of an estimated 48,000 metres is planned for H2 focusing on high-grade resource expansion. As of June 30, 2020, the Company had drilled an estimated cumulative 400,000 metres (1,480 drill holes) since inception of the project. Results since February 2019 (drilling cut-off date for the PEA) are expected to be presented in a sixth technical report, the feasibility study, anticipated in Q4, 2020, subject to further impacts caused by the COVID-19 pandemic.

From January 1, 2020, the Company announced further in-fill and expansion drill results, which included:

  Expansion of the Babi Sur Vein (news release dated January 20, 2020);
  Discovery of Area 200 zone and additional drill results from the Babicanora Norte Vein (news release dated February 18, 2020); and
  Expansion of the Babi Vista Vein (news releases dated March 9, 2020 and May 12, 2020).

Operations Update

During H1, 2020, the Company completed approximately 2.1 km of underground decline and lateral development, including 400 metres of in-vein development, and stockpiled an additional estimated 12,000 tonnes of mineralized material. By the end of July 2020, cumulatively, the Company had completed approximately 5.5 km of underground development, including 1.2 km of in-vein development, and stockpiled approximately 41,000 tonnes of mineralized material with an estimated diluted grade 6.78 gpt Au and 500 gpt Ag, or 1,000 gpt AgEq (75:1 Ag:Au). The Company has budgeted 500 metres per month of underground development for H2, 2020, which is in line with actual underground development achieved per month during H1, 2020.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

Other ongoing site work during H1, 2020 included feasibility assessment work, infrastructure construction activities as outlined in above Highlights, an extensive metallurgical test program (see news release dated March 5, 2020), completion of a vent raise associated with the Santa Rosa decline and underground workings, and permitting for various additional work. The feasibility study is progressing in parallel with the exploration and development efforts. As of May 2020, the Company completed its basic engineering study and subsequently initiated detailed engineering, which will carry on to Q1, 2021. Procurement of long lead equipment items are expected to start in Q4, 2020.

Las Chispas Expenditures

During H1, 2020, the Company incurred $30.1 million of expenditures at Las Chispas (refer to the table, below, and "6. Financings - Use of Proceeds"), for a cumulative total of $106.8 million since inception of the project.

The following table details the cumulative exploration and evaluation expenditures at the Company's Las Chispas Property (in thousands):

	Cumulative to December 31, 2018	Expenditures during the year	Cumulative to December 31, 2019	Expenditures during the period	Cumulative to June 30, 2020
Exploration and evaluation expenditures:
Assays	$2,813	$2,842	$5,655	$1,108	$6,763
Decline construction and underground workings	-	11,356	11,356	7,521	18,877
Depreciation	93	125	218	139	358
Drilling	17,513	24,025	41,538	12,307	53,844
Field and administrative costs	2,122	3,083	5,205	2,048	7,253
Salaries and remuneration	2,473	3,465	5,938	2,550	8,488
Share-based compensation	751	2,358	3,109	991	4,100
Technical consulting services and studies	644	3,028	3,673	3,446	7,118
TOTAL	$26,409	$50,283	$76,692	$30,110	$106,801

To June 30, 2020, the Company had also capitalized acquisition costs of $5.5 million for the Las Chispas Property for total cumulative property expenditures of $112.3 million since inception.

Corporate Update

During H1, 2020, Corporate Highlights included the following:

  On January 10, 2020, completion of a private placement with SSR Mining Inc. ("SSR Mining") of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13.2 million.

  On March 11, 2020, the Company entered into an agreement with National Bank Financial ("NBF") on behalf of a syndicate of underwriters for a prospectus offering, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 9,100,000 common shares of the Company at a price of $8.25 per common share for aggregate gross proceeds to the Company of $75.1 million. On March 17, 2020, NBF, on behalf of the syndicate of underwriters, served notice on the Company purporting to terminate their obligations under the agreement on the basis of the COVID-19 pandemic and its adverse effect on financial markets. The Company's position is that the underwriters had no basis for terminating the agreement and is considering its legal remedies against NBF for breach of its obligations under the agreement.

  On April 17, 2020, the Company completed a non-brokered private placement of 13,465,001 common shares at a price of $7.50 per common share for gross proceeds of $101.0 million.

  On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of $7.50 per common share for gross proceeds of $27.0 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

  As of May 14, 2020, SSR Mining issued a news release announcing that it has divested its SilverCrest equity position and does not hold any common shares of the Company. As a result, SSR Mining no longer has the equity participation right pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

  On June 9, 2020, the Company filed a final short form base shelf prospectus to offer securities of up to an aggregate initial offering price of $200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective. As of August 11, 2020, the Company has not filed a prospectus supplement under this prospectus.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

  Issuance of 2,118,150 common shares at exercise prices ranging from $0.16 to $4.54 per common share for gross proceeds of $2.3 million upon the exercise of stock options.

  On June 15, 2020, the Company held its Annual General Meeting, whereby shareholders voted in favour of all items of business, including the election of each director and re-appointment of its auditors. At the Board of Directors meeting following the AGM, the Board re-appointed all executive officers, except for Nicholas Campbell, Executive Vice President of Business Development who had resigned his position.

Subsequent events

Corporate developments after June 30, 2020 include:

  The Company made a payment of $2.1 million (US$1.6 million) to acquire certain rights to mining concessions outside of the Las Chispas area but in Sonora, Mexico.

  Issuance of 642,100 common shares at exercise prices ranging from $1.88 to $8.21 per share for gross proceeds of $1.7 million upon the exercise of stock options.

  Cash and cash equivalents balance as of July 31, 2020 is $211.2 million (US$157.0 million equivalent).

3. SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q2	Q1	Q4	Q3
	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
Comprehensive loss for the period	(17,056)	(16,655)	(20,865)	(14,867)
Loss per share - basic and diluted	(0.14)	(0.15)	(0.23)	(0.17)

	Q2	Q1	Q4	Q3
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
Comprehensive loss for the period	(14,063)	(9,474)	(5,522)	(5,258)
Loss per share - basic and diluted	(0.16)	(0.11)	(0.07)	(0.07)

Comprehensive losses include exploration and evaluation expenditures at the Las Chispas project, which increased significantly during 2019 and 2020 due to a greater number of drill rigs operating, the commencement of underground work, and costs relating to technical studies such as the 2019 PEA and the ongoing feasibility study. A reduction in exploration and evaluation expenditures during and after Q1, 2020, related to the COVID-19 pandemic, resulted in a decrease in comprehensive loss compared to Q4, 2019. In addition, during and after Q2, 2019, comprehensive losses included significant share-based compensation expenses recorded on the vesting of stock options and the added costs associated with the Company graduation to the Toronto Stock Exchange ("TSX") in August 2019. The increase in comprehensive loss in Q1, 2019 was a result of foreign exchange loss and share-based compensation on the vesting of stock options.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

4.  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During the three and six months ended June 30, 2020, comprehensive losses were $17.1 million and $33.7 million, respectively, compared to $14.1 million and $23.5 million for the three and six months ended June 30, 2019. The significant variations between these periods included the following:

	Three months ended			Six months ended
	June 30,			June 30,
	2020	2019	Variance	2020	2019	Variance	Variance Explanation
Exploration and evaluation expenditures	8,240	12,331	(4,091)	30,151	18,807	11,344

Increased exploration and evaluation activity at the Las Chispas project since H1, 2019 including additional drill rigs and increased work on the decline construction and underground development. Q2, 2020 activity decreased due to the COVID-19 pandemic. See below for further detail.

Share-based compensation	623	730	(107)	1,310	1,965	(655)

The Company granted fewer stock options during 2020 as opposed to 2019, which led to fewer options vesting during H1, 2020 as compared to H1, 2019. Additionally, stock options granted during Q4, 2019 vest over a three year period while options granted during Q4, 2018 vested over a one year period.

Foreign exchange loss	7,202	85	7,117	388	1,037	(649)

During H1, 2020 the Company held a significantly larger amount of US dollar cash and cash equivalents which saw a decrease in value relative to the Canadian dollar during Q2, 2020. The Company also had significantly greater foreign currency denominated payables at June 30, 2020 compared to June 30, 2019.  As at June 30, 2020, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $180.3 million (June 30, 2019 - $16.1) and Mexican peso cash and cash equivalents of $577,080 (June 30, 2019 - $74,198) both presented in Canadian dollar equivalents.

Interest income	(621)	(236)	(385)	(1,138)	(546)	(592)	Held a greater amount of interest-bearing cash and cash equivalents.
Remuneration	757	486	271	1,295	887	408	Higher head-count compared to H1, 2019 and increased compensation packages as a result of performance reviews in Q4, 2019.
General and administration	405	154	251	724	384	340

Given the large increase in Company activity, there was an increase in associated general and administrative costs such as insurance as well as an increase in regulatory costs associated with graduating to the TSX from the TSX Venture Exchange during Q3, 2019.

Marketing	45	273	(228)	163	478	(315)	Decreased travel activities to have personnel attend trade and road shows. The COVID-19 outbreak during March 2020 decreased marketing activities such as investor and analyst site tours.
Professional fees	355	186	169	695	418	277

Increased legal and accounting fees for the uncomplete bought deal financing; increased consulting fees to enhance company wide IT services and programs; and increased accounting and tax services to assist with ongoing continuous disclosure filings and special project tax work.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

During the three and six months ended June 30, 2020, exploration and evaluation expenditures were $8.2 million and $30.2 million respectively, compared to $12.3 million and $18.8 million for the three and six months ended June 30, 2019. The COVID-19 pandemic resulted in lower overall exploration and evaluation expenditures during Q2, 2020, compared to budgeted. The significant variations between these periods included the following:

Exploration and evaluation expenditures	Three Months Ending			Six Months Ending
	June 30,			June 30,
	2020	2019	Variance	2020	2019	Variance	Variance Explanation
Assays	485	523	(38)	1,108	815	293

As the Company drilled significantly more exploration holes during Q1, 2020, a much larger number of core samples were sent for assaying. H1, 2020 assays includes $170,328 (Q2, 2020 - $14,398) of operational assays related to the decline and underground workings.

Decline construction and underground workings	1,239	3,033	(1,794)	7,521	3,694	3,827

The Company started the construction of an exploration decline during Q1, 2019, and the amount of work on the decline has continued to increase since commencement. Recent work includes drifting along the vein, rehabilitating the Babicanora Central adit, and building related underground infrastructure. However, certain costs were reclassified to other exploration and evaluation expenditures by the Company during Q2, 2020.

Drilling	2,284	6,572	(4,288)	12,307	10,405	1,902

Since Q1, 2019, the Company has greatly increased the number of drill rigs active at site to ensure a sufficient number of in-fill drill holes were completed to target the conversion of inferred to measured and indicated resources. A large number of expansion holes were also drilled and the total number of metres completed during Q1, 2020 was 76,000 metres (Q1, 2019 - 29,000 metres). Decrease during Q2, 2020 related to the COVID-19 pandemic.

Field and administrative costs	625	256	369	2,048	468	1,580

Given the large increase in activity at Las Chispas since Q1, 2019, there was an increase in associated administrative costs as well as an increase in the amount of supplies and other consumeables used at site.

Salaries and remuneration	1,186	654	532	2,550	1,125	1,425	Due to the significant increase in activity at Las Chispas, the Company underwent a large workforce ramp-up since H1, 2019.
Share-based compensation	413	265	148	991	803	188	A greater portion of share-based compensation was allocated to exploration and evaluation expenditures during 2020 as more personnel were engaged in work on the project.
Technical consulting services and studies	1,958	832	1,126	3,446	1,264	2,182	Since H1, 2019, the Company completed the PEA and began work on the Feasibilty Study. As a result, it engaged a number of technical consultants.

The Company currently has no proven or probable reserves and, based on information to date, has not yet determined whether its Las Chispas Project contains economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company and has expensed all costs related to decline construction and underground workings.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

5. LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets

At June 30, 2020, the Company held $219.4 million (December 31, 2019 - $110.4 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2019 to June 30, 2020 include:

  $141.2 million (H1, 2019 - $1.2 million) generated by financing activities, primarily from the completion of the private placement and two private placements with SSR Mining and the exercise of options. See "2. Highlights - Corporate Update"; offset by
  $31.6 million (H1, 2019 - $18.3 million) used in operating activities (see "4. Results of Operations and Financial Condition").

The amounts receivable balance of $874,378 (December 31, 2019 - $617,873) as of June 30, 2020, consisted primarily of $15,046 (December 31, 2019 - $36,428) due from Goldsource Mines Inc. ("Goldsource", see "8. Related Party Transactions"), interest receivable of $650,365 (December 31, 2019 - $216,504) and $170,381 (December 31, 2019 - $341,294) due from other related parties.

Value-added taxes receivable increased to $10.0 million (December 31, 2019 - $8.0 million) as of June 30, 2020, which consisted of value-added taxes ("IVA") in Mexico of $9.8 million (December 31, 2019 - $7.9 million) and goods and services taxes in Canada of $220,502 (December 31, 2019 - $101,972) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded the majority of the receivable as non-current.

Property and equipment increased to $4.5 million (December 31, 2019 - $2.8 million) primarily due to construction in progress costs associated with the construction of buildings and equipment and the purchase of vehicles for use at Las Chispas.

Liabilities

As at June 30, 2020, accounts payable and accrued liabilities amounted to $8.0 million (December 31, 2019 - $5.0 million), which relates to various contractual obligations in the normal course of business. In addition, at June 30, 2020, lease liabilities amounted to $464,710 (December 31, 2019 - $532,348).

Liquidity outlook and risks

While the Company currently has no source of revenue, management believes its cash and cash equivalents of $219.5 million (as of June 30, 2020), will be sufficient to fund its minimum exploration activities and general working capital for the next 12 months. At July 31, 2020, the Company had cash and cash equivalents of $211.1 million, of which $178.8 million (US$132.9 million) was in U.S. dollars. The Company's financial success is dependent on its ability to discover economically viable mineral deposits. To advance beyond the currently planned underground and surface exploration programs at Las Chispas, the Company may require additional financing, which is subject to several factors, including the impact of COVID-19, many of which are beyond the Company's control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

Commitments

The Company leases its head office under a non-cancellable lease expiring within five years. On expiry, the terms of the new lease agreement are expected to be renegotiated. The Company also leases equipment and has one other lease which is considered a low value lease and as such is included in the consolidated statement of comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments in relation to non-cancellable leases are payable as follows:

Lease liabilities	June 30, 2020	December 31, 2019
Lease liabilities	$465	$532
Less: current portion	(176)	(176)
Long-term portion	$289	$356

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

Undiscounted lease payments	June 30, 2020
Not later than 1 year	$184
Later than 1 year and not later than 5 years	350
$534

Changes to the Company's lease liabilities were as follows:

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
Opening balance	$532	$-
Lease liability due to initial application of IFRS 16	-	645
New leases	-	10
Interest expense	25	(58)
Interest paid	(25)	58
Payment of principal portion of lease liabilities	(67)	(123)
Balance, end of period (year)	$465	$532

As at June 30, 2020, the Company has incurred $1.9 million of construction in progress costs to date. At June 30, 2020, the Company had committed to an additional $973,025 of costs related to construction in progress.

6. FINANCINGS & USE OF PROCEEDS

August 2019 Financing

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25.3 million ($23.7 million net proceeds).

The following table compares the estimated and actual use of net proceeds from the August 2019 Prospectus Offering (other than working capital*) to June 30, 2020:

Description of expenditure	Estimated cost	Estimated cost	Actual and accrued expenditures to June 30, 2020	Actual and accrued expenditures to June 30, 2020
	(Cdn.$)(1)	(U.S.$)	(Cdn.$)(2)	(U.S.$)
Feasibility study	4,639	3,500	4,535	3,359
In-fill and expansion drilling	5,301	4,000	5,401	4,000
Underground exploration and development	5,964	4,500	6,076	4,500
Permitting and water rights	1,325	1,000	415	307

(1) Based on the exchange rate of U.S.$1.00 = $1.3253 as at August 6, 2019 used in the prospectus for the August 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = $1.3502, the average rate from October 1, 2019 to June 30, 2020.

December 18, 2019 Financing

On December 18, 2019, the Company completed a short form prospectus offering for gross proceeds of $92.1 million ($86.8 million net proceeds).

The following table compares the estimated and actual use of net proceeds from the December 2019 Prospectus Offering (other than working capital) to June 30, 2020:

_________________________________________
* Working capital is a non-IFRS measure widely used in the mining industry and which the Company defines as current assets less current liabilities, as reported in the condensed consolidated interim statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

Description of expenditure	Estimated cost	Estimated cost	Actual and accrued expenditures to June 30, 2020	Actual and accrued expenditures to June 30, 2020
	(Cdn.$)(1)	(U.S.$)	(Cdn.$)(2)	(U.S.$)
For Las Chispas Property
Exploration infill and expansion drilling	30,000	22,671	16,681	12,354
Underground exploration and development	30,000	22,671	6,800	5,036
Surface infrastructure, permitting and development work	3,000	2,267	1,429	1,058
Road construction and access	1,000	756	-	-
Geophysics, environmental and sustainability	1,000	756	-	-
Prospective local property acquisitions and related exploration work	4,000	3,023	-	-

(1) Based on the exchange rate of U.S.$1.00 = $1.3233 as at December 10, 2019 used in the prospectus for the December 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = $1.3502, the average rate from October 1, 2019 to June 30, 2020.

January 10, 2020 Financing

On January 10, 2020, the Company completed a private placement with SSR Mining of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13.2 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. SSR Mining subsequently sold these shares reducing their ownership interest below 9.9% (refer to "2. Highlights - Corporate update"). The Company intends to use these proceeds for continued exploration and development of Las Chispas, and for general working capital and administrative purposes.

April 17, 2020 Financing

On April 17, 2020, the Company completed a private placement of 13,465,001 common shares at a price of $7.50 per common share for gross proceeds of $101.0 million. The Company incurred $1.5 million of related capital stock issuance costs. The Company intends to use these proceeds for continued exploration and development of Las Chispas, and for general working capital and administrative purposes.

April 24, 2020 Financing

On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of $7.50 per common share for gross proceeds of $27.1 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. SSR Mining subsequently sold these shares. The Company incurred $314,282 of related capital stock issue costs. The Company intends to use these proceeds for continued exploration and development of Las Chispas, and for general working capital and administrative purposes.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and lease liabilities. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities (related to deferred share units) are measured using level 1 inputs. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. As at June 30, 2020, the Company held $180.3 million (US$132.3 million) (December 31, 2019 - $14.5 million (US$11.2 million)) of US Dollar denominated cash and cash equivalents. At June 30, 2020, a 1% increase (decrease) in the value of the US Dollar would result in a $1.8 million decrease (increase) in the Company's net loss for the period. For further details on these risks, please refer to note 11 of the audited consolidated financial statements for the year ended December 31, 2019. Where material, these risks are reviewed and monitored by the Board of Directors.

8. RELATED PARTY TRANSACTIONS

Professional fees
During the six months ended June 30, 2020, the Company paid or accrued professional fees of $296,636 (June 30, 2019 - $81,913) and capital stock issuance costs of $151,377 (June 30, 2019 - $14,832), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at June 30, 2020, $74,254 (December 31, 2019 - $128,821) was payable to Koffman Kalef LLP.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
Management fees(1)	$205	$168
Management remuneration(2)	431	351
Director fees	112	79
Share-based compensation(3), (4)	607	2,252
	$1,355	$2,850

(1) Total management fees of $204,973 (June 30, 2019 - $167,790) were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO, of which $104,973 (June 30, 2019 - $Nil) was recorded as exploration and evaluation expenditures.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $163,427 (June 30, 2019 - $120,235) was recorded as exploration and evaluation expenditures.

(3) Share-based compensation is the vested portion of the fair value at the grant date of stock options awarded to all directors and officers of the Company.

(4) During the six months ended June 30, 2020, the Company recorded share-based compensation of $344,092 (June 30, 2019 – $581,448) for the vested portion of options granted to the CEO, CFO, and COO of which $186,383 (June 30, 2019 – $494,231) was recorded as exploration and evaluation expenditures and $157,709 (June 30, 2019 – $87,217) was recorded as share-based compensation in the statement of loss and comprehensive loss.

Other transactions

During the six months ended June 30, 2020, the Company:

  paid remuneration of $66,597 (June 30, 2019 - $50,722) to Nathan Fier (an employee providing technical services and a son of the CEO), of which $63,267 (June 30, 2019 - $35,142) was recorded as exploration and evaluation expenditures and $3,330 (June 30, 2019 - $15,580) was expensed as remuneration. The Company also recorded share-based compensation of $75,801 (June 30, 2019 - $48,352) for the vested portion of stock options granted to this employee, of which $72,011 (June 30, 2019 - $34,711) was recorded as exploration and evaluation expenditures and $3,790 (June 30, 2019 - $13,641) was expensed as share-based compensation; and
  recorded loans receivable at June 30, 2020 of $170,381 (December 31, 2019 - $341,294) due from the Company's President and COO. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2020.

The Company has an allocation of costs agreement with Goldsource, a company related by common directors and officers (N. Eric Fier and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. During the six months ended June 30, 2020, the Company allocated to Goldsource $81,245 (June 30, 2019 - $129,999) for its share of these expenses, of which $15,046 (December 31, 2019 - $36,428) was receivable from Goldsource at June 30, 2020. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

9. OUTSTANDING SHARE CAPITAL

As of August 11, 2020, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:			129,112,631
	$ per share	Expiry
Warrants:	$4.03	Jan 11, 2021	50,000
Options:	$1.84 - $8.24	Dec 9, 2021 - Dec 19, 2024	5,973,500
Fully Diluted			135,136,131

10. OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2020, the Company had no off-balance sheet arrangements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

11. PROPOSED TRANSACTION

As at June 30, 2020, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

12. CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company's accounting policies during the six months ended June 30, 2020.

13. RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual MD&A for the year ended December 31, 2019 for other risks affecting or that could potentially affect the Company. Important risk factors to consider, among others, are:

  Activities of the Company may be financially impacted by the COVID-19 pandemic
  No history of operations or earnings
  No revenue from operations; requirement for additional capital and financing risks
  Development plans and cost estimates for Las Chispas may vary or not be achieved.

14. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 4 to the audited consolidated financial statements and the annual management's discussion and analysis for the year ended December 31, 2019. Management has made the following critical estimates:

Recoverable value of and impairment of non-current assets

Management must determine if indicators of impairment over exploration and evaluation assets exist at each reporting period. If indicators exist, the Company must estimate the recoverable amount of such assets. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets including exploration and evaluation assets and property and equipment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Income taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than estimates, the ability to realize the deferred tax assets recorded on the statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret tax law differently. These factors may affect the final amount or the timing of tax payments.

Collectability and Classification of IVA Recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS QUARTER ENDED JUNE 30, 2020	TSX: SIL | NYSE American: SILV

15. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's CEO and CFO believe that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company's disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

As of March 2020, most of the Company's employees began working remotely from home due to Company COVID-19 protocols. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company also completed the implementation of its new Enterprise Resource Planning ("ERP") system during Q2, 2020 in one of its subsidiaries. The implementation of that ERP system is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of the new ERP system and changes required by the current environment, there have been no significant changes in the Company's internal control over financial reporting during the six months ended June 30, 2020, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.